April 11, 2016

Kathleen Collins, Chief
Office of Information Technologies and Services
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Visa Inc.
Form 8-K filed January 28, 2016
Form 8-K filed December 2, 2015
File No. 001-33977

Dear Ms. Collins:

In connection with Visa Inc.’s (“Visa”) Forms 8-K filed with the U.S. Securities and Exchange Commission (“the Commission” or the “Staff”) on January 28, 2016 and December 2, 2015, we are writing in response to the Staff’s comments dated March 29, 2016.

We have reprinted the Staff’s comments below in bold, with our corresponding response below the applicable comment.

Form 8-K filed January 28, 2016
Exhibit 99.2
Reconciliation of Non-GAAP Financial Results
Calculation of Free Cash Flow, page A-2

1.
Please clarify for us whether you consider your measure of free cash flow to be a performance measure or a liquidity measure. In this regard, we note that you reconcile this measure to net income, which indicates that this may be a performance measure. If so, explain how this is a performance measure given the nature of the adjustments you are excluding, specifically, the cash adjustments for capital expenditures, litigation settlements and taxes paid. Please also tell us your consideration of providing disclosure clarifying why you believe this measure is useful for investors. Refer to Item (b) of Regulation G and Item 10(e)(1)(i)(C) of Regulation S-K.

Since Visa’s IPO in 2008, the Company has had a clear capital allocation strategy of first investing cash to grow our business organically and through acquisitions, and then returning excess cash to shareholders through stock buybacks and cash dividends. Management has consistently messaged this strategy to investors in quarterly earnings calls.

Visa considers free cash flow the best performance metric to measure the Company’s generation of net income available to first re-invest in the business and then return excess cash to shareholders.

Free cash flow represents the portion of net income that translates into cash that we can return to our shareholders. As such, our reconciliation begins with net income adjusted to reflect capital investments made in the business, as our first call on cash, then further adjusts for Visa-specific financing arrangements such as litigation settlement payments funded by the U.S. retrospective responsibility plan. The remaining adjustments are made to remove the effects of accrual accounting.

The Company believes its presentation of free cash flow is compliant with Item (b) of Regulation G, as all information required to make the presentation not misleading has been provided. Management has consistently messaged Visa’s intent to return excess cash to shareholders, and supplemental presentation of free cash flow enables investors to compare free cash flow to the amount of stock buybacks and cash dividends.

Having reflected on the Staff’s comment regarding Item 10(e)(1)(i)(C) of Regulation S-K, we propose to enhance our disclosure going forward to better explain why we believe this metric is useful to investors. Specifically, we propose to include the following statement in our free cash flow schedule in future periodic filings:

“Management believes that presentation of free cash flow is useful to measure the Company’s generation of net income available to first re-invest in the business and then return excess cash to shareholders through stock buybacks and cash dividends. During the (six) months ended (March 31, 2016), we generated free cash flow of $X.X billion, and returned $X.X billion to investors through stock buybacks of $X.X billion, and dividends paid of $XXX million. Free cash flow is a non-GAAP performance measure and should not be relied upon as a substitute for measures calculated in accordance with U.S. GAAP. The following table reconciles as-reported net income to non-GAAP free cash flow.”

Form 8-K filed December 2, 2015
Exhibit 99.2
Note 5: Calculation of Estimated Purchase Consideration and Preliminary Purchase Price Allocation, page 7

2.
The disclosure on page 10 indicates that customer relationship intangibles are indefinite lived assets because, historically, there were no material losses. Please tell us what portion of the $17 billion acquired intangible you anticipate allocating to customer relationships. Additionally, in your earnings call held on November 2, 2015, you acknowledge there is competition in the marketplace, and that there are “agreements in place . . . that stay intact and [that you will] work commercially beyond that.” Thus, it appears there is market competition present and customers of Visa Europe may not be obligated to remain customers of the combined company subsequent to the acquisition. As such, please tell us the factors considered when concluding that the customer relationship intangibles generated from this acquisition are indefinite lived pursuant to ASC 350-30-35-3.

The Company is in the process of determining the final allocation between customer relationships and reacquired rights. However, our preliminary analysis indicates that the majority of the value will be allocated to customer relationships.

To determine the useful life of these intangible assets, the Company performed an analysis of historical Visa Europe customer attrition for the 5-year period April 1, 2010 to March 31, 2015, the most recent date for which customer information is available. This analysis indicated that the rate of customer attrition has been de minimis (e.g., less than 1% by revenue).

This result is consistent with our experience in 2007 when indefinite-lived intangible assets were acquired as part of Visa Inc.’s reorganization. At that time, the Company completed the same analysis over 10-years of customer attrition in the “acquired regions” of Latin America; Asia Pacific; and, Central Europe, Middle East and Africa. As in Europe today, that analysis indicated that historical attrition amongst our clients had been de minimis, which supported the assignment of an indefinite life to these assets. In the nine years since, the Company has continually observed a de minimis attrition rate in its customer base, and as such, these assets continue to be classified as indefinite-lived.

The Company acknowledges that there has always been, and will continue to be, significant competition in the payments industry in Europe. Furthermore, Visa Europe’s customers are not obligated in any way to remain customers of the combined company subsequent to the acquisition. However, as demonstrated by the analysis performed, both Visa Inc. and Visa Europe have demonstrated a long and successful history of retaining our clients, which we expect to continue going forward, and which we believe fully supports an indefinite life.

*    *    *

Visa acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at (650) 432-8165.

Sincerely,
/s/ Jim Hoffmeister

Jim Hoffmeister
Corporate Controller and Chief Accounting Officer